Mail Stop 4561

May 23, 2006

By U.S. Mail

Mr. Michael D. Cahill
Chief Financial Officer
Tower Financial Corporation
116 East Berry Street
Fort Wayne, Indiana 46802

      Re: Tower Financial Corporation
            Form 10-K for Fiscal Year Ended December 31, 2005
            Filed March 10, 2006
            File No. 000-25287

Dear Mr. Cahill:

      We have completed our limited review of your Form 10-K and related filings and have no further comments at this time.

                  Sincerely,

                  Paul Cline
                  Senior Accountant